UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934



                      HIGHLANDS INSURANCE GROUP, INC.
     ----------------------------------------------------------------
                             (Name of Issuer)


                       COMMON STOCK, PAR VALUE $0.01
     ----------------------------------------------------------------
                      (Title of Class of Securities)


                                 431032101
     ----------------------------------------------------------------
                              (CUSIP Number)


                             December 31, 1999
     ----------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          / X /   Rule 13d-1(b)
          /   /   Rule 13d-1(c)
          /   /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CUSIP No.                     431032101


1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).

     Blavin & Company, Inc.  (Tax ID:  061433471)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  /   /
     (b)  /   /

3.   SEC Use Only

4.   Citizenship or Place of Organization        Delaware Corporation


    Number of      5.   Sole Voting Power                793,321
     Shares
  Beneficially     6.   Shared Voting Power
    Owned by
      Each         7.   Sole Dispositive Power           793,321
    Reporting
     Person        8.   Shared Dispositive Power
      With:

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        793,321

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 0

11.  Percent of Class Represented by Amount in Row (11)     5.7%

12.  Type of Reporting Person (See Instructions)  CO



CUSIP No.      431032101


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Paul W. Blavin

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  /   /
     (b)  /   /

3.   SEC Use Only

4.   Citizenship or Place of Organization    United States

    Number of      5.   Sole Voting Power                793,321
     Shares
  Beneficially     6.   Shared Voting Power
    Owned by
      Each         7.   Sole Dispositive Power           793,321
    Reporting
     Person        8.   Shared Dispositive Power
      With:

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
        793,321

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 0

11.  Percent of Class Represented by Amount in Row (11)     5.7%

12.  Type of Reporting Person (See Instructions)  IN



                               SCHEDULE 13G


     This Schedule 13G (the "Schedule 13G") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, relating to shares of common stock of Highlands Insurance Group, Inc. (the "Issuer").

     This Schedule 13G related to shares of Common Stock of the Issuer purchased by BCI for the account of four institutional clients for which BCI acts as investment advisor.

Item 1.

     (a)  Name of Issuer

          Highlands Insurance Group, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          1000 Lenox Drive, Lawrenceville, New Jersey  08648

Item 2.

     (a)  Name of Person Filing

          Blavin & Company, Inc. and Paul W. Blavin, as principal for Blavin & Company, Inc.

     (b)  Address of Principal Business Office or, if none, Residence

          The principal business address for both Blavin & Company, Inc. and Paul W. Blavin 8800 North Gainey Center Drive, Suite 260, Scottsdale, Arizona 85258.

     (c)  Citizenship

          Blavin & Company, Inc. is a Delaware corporation. Mr. Blavin is a citizen of the United States.

     (d)  Title of Class of Securities

          Common Stock, par value $0.01 per share

     (e)  CUSIP Number

          431032101

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) /   /    Broker or dealer registered under section 15 of the Act (15
             U.S.C. 78o).
(b) /   /    Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
             78c).
(c) /   /    Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c)
(d) /   /    Investment company registered under section 8 of the
             Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) / X /    An investment adviser in accordance with Section240.13d-
             1(b)(1)(ii)(E).
(f) /   /    An employee benefit plan or endowment fund in accordance with
             Section240.13d-1(b)(ii)(F).
(g) /   /    A parent holding company or control person in accordance with
             Section240.13d-1(b)(1)(ii)(G).
(h) /   /    A savings associations as defined in Section 3(b) of the
             Federal Deposit Insurance Act (12 U.S.C. 1813.).
(i) /   /    A church plan that is excluded from the definition of an
             investment company under section 3(c)(14) of the Investment
             Company Act of 1940 (15 U.S.C. 80a-3).
(j) /   /    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /  /

Item 4.   Ownership.

     (a)  Amount beneficially owned:  793,321
     (b)  Percent of class:   5.7%
     (c)  Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote           793,321
          (ii)   Shared power to vote or to direct the vote:           None
          (iii)  Sole power to dispose or to direct the
                 disposition of:                                    793,321
          (iv)   Shared power to dispose or to direct the
                 disposition of:                                       None

Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     All securities reported in this schedule are owned by PWB and advisory clients of Blavin & Company, Inc. To the knowledge of Blavin & Company, Inc., no one advisory client owns more than 5% of the common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits       Exhibit 1
               ---------

               Joint Filing Agreement dated February 10, 2000 between Paul
               W. Blavin and Blavin & Company, Inc.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2000


                              Blavin & Company, Inc.


                              By:  /s/ Paul W. Blavin
                                   -------------------------------------
                                   Paul W. Blavin, President


                              /s/ Paul W. Blavin
                              ------------------------------------------
                              Paul W. Blavin